Name of Small Business Issuer in its charter
Barutiwa Communication Media Link, Corp.

State or other jurisdiction of incorporation or organization
Wyoming

I. R. S. Employer Identification No.
31-1708262

Address of principal executive offices
College Hill Professional Building,
1639 W. North Bend Rd.,
Cincinnati, Ohio 45224

Issuer's telephone number
513-542-0565

Securities to be registered pursuant to Section 12(g) of the Act.
Title of each class
COMMON $0.0015 par value

Name of each exchange on which registered
None

Item 1.  Description of Business

Barutiwa Communication Media Link, Corp., a Wyoming corporation, is engaged in providing affordable computer systems and reselling internet access services to low income families domestically and to several African countries internationally. Through its subsidiaries and publishing division the company offers informal computer and internet training, web site design and hosting, financial information and press release distribution services.
The company is positioning itself to emerge as a leader in responding to the unique needs of two under-represented markets in cyberspace: 1) Afro-America and 2) Black Africa.

Afro-America
Early this year, January 2001, FleetBoston Financial the 8th largest financial holding company in the United States, conducted a new study entitled "Inner-City Residents Lack Familiarity with Internet But Are Eager to Learn (Speculators Play No.2, Vol. 1 page 3)."
In this survey Michele Courton Brown, president of the FleetBoston Financial Foundation states that content on the internet targeting the interest of the community is significantly lacking. Web sites providing information on jobs, affordable housing, neighborhood issues, day care, school programs, and controversial subjects are not as prevalent as ecommerce and portal sites. Barutiwa Communication Media Link, Corp. for the last two years has been building an online community known as Barutiwa.Com that is addressing the concerns of the FleetBoston Financial survey.
In addition to our goal of building the largest black owned and controlled web site in cyberspace, we are also offering a dial-up connection (internet access) to new arrivals on the internet for only $17.95/month. We are endeavoring to play a significant role in reducing the digital divide by making PC ownership and internet access affordable.

Black Africa
All of Africa is fertile ground for establishing Information
Technology (IT). However, the infrastructure in Black Africa, except the Republic of South Africa, for the development and rapid growth of IT is poor. Furthermore, the improved educational level a necessary pre-requisite for the success of IT in Black Africa is discouraging. Considering that a large percentage of the adult population in most African countries are illiterate it will be some time before the masses of Africans are able to benefit from the material wealth that IT has brought to the rest of the developed world. So herein resides the opportunity for any Black American owned and controlled company to establish themselves in the huge market of 700 million strong
 - education. To build commercial enterprises that teach the common people how to use the computer and the internet in their own language(s); while simultaneously build a platform that attracts the interest of the political and merchant upper classes such as Africa's new Westernized elite.
The commercial viability of this concept will be discussed later in the plan under the heading International markets.

BUSINESS MODEL

Management believes it must direct prospective visitors/users to its web site by marketing free web based content via word of mouth before converting at least 40% of clients into users of online and offline premium services. Management is of the opinion that this will aide the company in generating revenue for the short-term. Hence, the company's web site is thus used as a central marketing tool in acquiring new clients in the most cost effective way. The company accomplishes this by offering
1) online news service; 2) eMail; 3) message boards and 4) chat rooms.

A.	Description of Free Web Based Services

1.	BNS is an online news service providing national and world
news content of interest to the Black world. In addition to news content, BNS focus on business, poetry, editorial, commentary and original artistic content for visitors/users enlightenment. BNS is generally known for its powerful Black History content and is considered a significant black conscious medium by users.

2.	Yourname@barutiwa.com is a free web based email service
offered by the company to its offline and online clients. It is administered locally and technically managed by Ipswitch Inc. The company's webmail offer advanced features many other web based email services lack. Such as folder creation, filtering of messages, address book, signatures and personalities, online help and reference, forwarding, auto-responder, unlimited disk space, plain text and html messaging, and much much more.
The company's email service has been central in maintaining a steady visitor/user base.

3.	Message Boards allow users to post public messages in
cyber space. It's a great networking and mass messaging tool. From March 1999 to March 2000, the company's message boards continue to be the most active forums and pages at the web site.

4.	Due to the success of the company's non-real time forums,
the installation of chat room software free of advertisement has been at the bottom of the company's short-term agenda. However, the company is anticipating the installation of a viable chat room software in the near future.

The chat room will primarily be used by Executive Officers of the company to communicate in real-time with shareholders and clients who are subscribers to the company's premium services. The company is also utilizing the chat room as an online tutorial. A tutorial on how the stock market works and how to create a web page are some ideas at the top of the company's agenda. If the company decides to carry-out these two ideas, they will fall under our premium services category. Users will pay a flat fee for a specific amount of time, receive a user name and password to participate in the respective online tutorials. The company's executive officers will moderate the online classes.

The company believes that the four free web based services offered are central to building a strong, reliable, well-knitted online community. The company also believes the offering of the above-mentioned free web based services establishes the foundation for visitors/users to create a community within an online community.
It is anticipated that our online community will eventually emerge as a strong, dependable customer base.

B.	Premium Services

The company's premium services currently target entrepreneurs, home based businesses, social activists and students aspiring to own a pure dot.com, dot.net, dot.org, or dot.cc branded in his/her respective business name. The company intends to rollout services targeting the computer/internet illiterate in the near future. The company's current product/service line follows:

1.	 Web Hosting $27.95/month.
Via a partnership with ReadyHosting.Com the company has positioned itself as a reseller of web hosting services in its move to generate immediate revenue. The company believes it can successfully market one of the most competitive web hosting packages available. 500mb web space, unlimited email accounts, offer free webmail branded in clients' respective domain name, 24 hour ftp access, technical support, cgi-bin access, ecommerce and more.

2.	Writing and Electronic Distribution Services.
$35 for one-time use. The company formats, writes and distribute its clients press releases to more than 3500 users of Barutiwa.Com's free and premium content.

3.	Electronic Book Store.
The company is currently selling three titles to web site visitors. Upon the completion of additional financing the company plan to increase the titles sold at its online book store.

4.	Internet Access $17.95/month.
Via a partnership with Mpowernet, Inc. the company has positioned itself as a reseller of unlimited local internet access (dial-up connection) to the Greater Cincinnati, Ohio market. There are plans to expand the service into the Dayton and Columbus, Ohio markets.

5.	Computer/Internet Training.
The company is offering informal basic computer/internet training within the Greater Cincinnati area. $50 for 8 courses per month.
$25 for 4 courses per month. $15 for 2 courses per month. Each course limited to one hour.

6.	Refurbished Computer Systems $499.00
The company sells refurbished Gateway, Compaq Presario and AST Bravo 100 series computer systems. All of our refurbished systems come with 1-3 GB hard disk drives, 32 MB Ram, 14' monitor, keyboard, mouse, tower, CD Rom drive, Fax Modem, Windows 95, 98 and Office 97, 2000.

7.	Speculators Play $25.95/year.
Speculators Play is a quarterly micro-cap/penny stock newsletter dedicated to finding undervalued stocks destined to win. At its web site users can access up to date company press releases powered by Business Wire to facilitate their due diligence on prospective investments.

Upon the successful completion of additional financing which is not guaranteed the company believes it will be in a position to hire a professional web site designer to set the basis for the transformation of Barutiwa.com into a multi-media oriented destination implementing flash technology. The company is planning to lease technology that will permit premium users to set up their own internet video presentation.
The company believes it's web site will someday function as a complete information/communication medium. Users will someday visit one web site to receive and communicate information in very much the same manner, the market uses the personal computer, telephone and television. The company believes someday a user will be able to access its web site from a variety of non-pc devices to obtain information such as wireless phone, web enabled electronic kitchen appliances, digital personal assistance, and automobiles. The company will also focus more of its energy on securing advertisement revenue as visitors to its web site escalate to an average of 15,000 unique visitors per month.

HISTORY OF THE COMPANY BEFORE INCORPORATION
November 1992 to April 2000

Before April 13, 2000 the company operated as a sole proprietorship. Its owner Mr. Baruti M. Kamau performed business as (or dba)
Barutiwa Newspaper. Mr. Kamau founded Barutiwa as a four-page newsletter on November 4, 1992.

Barutiwa pronounced (baa-roo-tee-wa) is derived from the founder's name Baruti; meaning he was born to learn and teach. During Mr.
Kamau's studies in Northern Nigeria (1990-1991) he familarized himself with the Hausa language. Baruti noticed that many communities in Kano had "wa" at the end of its name such as Nasarawa, Jigawa, and Kanawa.
The suffix "wa" in Hausa is used to describe a people.
When Mr. Baruti founded his company, he wanted his name to be apart of his company's name while simultaneously connotating an entity greater than himself. So he conceptualized "Barutiwa" meaning Baruti's people. Barutiwa, the publication, was "dedicated to championing the voice of the African-American youth" with strong political, Afro-centric theme. On
May 9, 1993 the publication was fully operational. In 1994 the publication was upgraded to quarterly newspaper status. The publication featured local and national content authored by its readers such as poetry, sketches, commentary, editorial and news content not propagated in the established media. Furthermore, Barutiwa Newspaper was the only publication in the region that successfully picked and recommended penny stocks to its readers. The company's business model, at the time, centered around local readers participating in the authoring of the publication's content. Thus when readers perused each issue of the publication they would read and view content authored by themselves or someone they knew. The company believes that this business model was central to the success of Barutiwa Newspaper. At the height of its circulation the publication boasted a local, national and international readership in excess of 6000, including correspondent writers based in Nigeria, Great Britain, Australia and Singapore. Between 1992 and 1999 the company's publication had one profitable year as a sole proprietorship. The company's founder was active in the publishing, promotion and distribution of Barutiwa Newspaper.

Changing with the times, the company's founder and acting president decided that it would be in the best interest of the company to suspend the print publication in order to subsequently resurrect it onto the internet as an online web based vehicle. Hence, on November 4, 1999, the seven-year-old publishing concern announced it will merge the print publication with its online news service, BNS. Following the merger of its print and online news vehicles the company's founder embarked upon a thorough restructuring of the enterprise. The restructuring resulted in the incorporation and the re-naming of Barutiwa Newspaper to Barutiwa Communication Media Link.

On April 13, 2000 the restructured company with new name, Barutiwa Communication Media Link, Corp., filed its Articles of Incorporation with the Wyoming Secretary of State.

The Executive Officers of the company believe that its change in organization status from sole proprietorship to corporation, name change, and industry shift symbolizes the company's commitment to growth. Via its web site, Barutiwa.com, the company is now specializing in providing electronic forums, messaging solutions, web site hosting and design services.

In August 2000, the registrant commenced reselling internet access via dial-up connection to the Greater
Cincinnati, Ohio market.

NATIONAL MARKET

The company believes it is in a unique position to capture a huge national market for its products and services. Over the next five years, as more and more African Americans and Hispanics arrive onto the internet there will be a natural drive for these groups to seek out others who share common interest for entertainment and networking purposes. The company believes it is currently in the position to offer these groups a home in cyberspace via its free web based content and premium services.

According to a 1998 report entitled "Falling Through the Net: Defining the Digital Divide" commissioned by the United States Department of Commerce and written by Larry Irving, Administrator, National Telecommunications and Information Administration (NTIA): "Americans of every demographic group and geographic area have experienced a significant increase in computer ownership and Internet access.
Nationwide, PC ownership is now at 42.1%, up from 24.1% in 1994 and 36.6% in 1997 (an increase of 74.7% and 15.0%, respectively)... As with computer ownership, Internet access has increased for all demographic groups in all locations. In the last year alone, for example, Internet access increased 40.5% for White households, 45.4% for Black households, and 44.8% for Hispanic households."

Even though Internet access has increased by 45% for African-American households and almost 45% for Hispanics households, the company believes that these two American ethnic groups will represent a huge market for internet and web based services within five years. At the end of 1997 African-American households had Internet access levels at a meager 11.2%. Hispanic Households for the same period had Internet access levels at 12.6%. These two American ethnic groups represent 88.8% and 87.4% additional revenue growth for Internet access and web based content and premium services. The company believes as the cost of quality personal computers fall within the
 $300 to $800 range we will see a higher demand for Internet access, web hosting and community oriented web based content by the aforementioned groups.

INTERNATIONAL MARKET

The company is currently building a physical presence in West Africa through joint ventures with local companies in Accra, Ghana and Kano, Nigeria.
As stated in the Executive Summary, there is a huge market in Black Africa that require training in order for Information Technology to benefit the masses and thus make money for shareholders. Our plan is to partner with local companies to build Computer/Internet Learning Centers granting local urbanites access to computers and internet at hourly, daily, weekly or monthly fees.
Such fees will help to cover administrative and operational cost; however, the fees will not be high enough to yield a net profit.

We intend on introducing a new money making method to internet entrepreneurship in Africa that the Executive Management is sure will bring net income to our operations in that part of the world.
Barutiwa Communication Media Link, Corp. (BCML) will introduce a variety of advertising opportunities to governments, corporations, humanitarian groups, missionaries and other entities wanting to mass market an idea, message, product or service to Africans. We will use our Computer/Internet Learning Centers as the base for such advertisements.

For instance, our Computer/Internet Learning Centers (CILC's) will contain a minimum of 18 internet-ready computers averaging 100 clients per day.
On each system there will be software programmed to broadcast one of our advertisers multi-media or text-oriented messages on the computer screen.
These messages will be broadcast in English, French and local languages offline and online. Thus enhancing the amount of exposure our advertiser's message receives. In addition, we will employ an electronic display outside our office building that will routinely deliver a digital text, voice and graphic message to passer-bys in English, French and local languages. Barutiwa Communication Media Link, Corp. is of the opinion that it will be innovative applications of current broadcast technologies that will help bring Africa into the modern scheme of things. With significant financing we could develop these simple steps to higher levels of effective and efficient communications between Black Africa and the rest of the world.

The Executive Management believes that once a physical operation is established in any one major metropolitan area in Black Africa that there will be other opportunities available to enhance the growth of the company. Upon establishing operations in Nigeria, Ghana, RSA and Kenya, BCML will act as a consultant to American companies wanting to do business in Africa. In instances where there is opportunity to realize significant net income the company will enthusiastically seek to act as middle-men.

COMPETITION

The internet access industry and its derivatives is becoming increasingly competitive every day. The entry of young startups with revolutionary business models dismissing short-term profitability for the sake of short-term revenue growth has and continue to challenge the creativity of all entrepreneurs competing in this industry. The biggest problem facing the internet access industry has been customer service. One aspect of this is that many ISPs are not offering user-friendly services to the average Joe or Jane who is virtually computer and internet illiterate.
As stated in the National Marketing section of this Business plan, there is a whole new wave of Americans who will be arriving on the internet within the next five years out of necessity.
African Americans and Hispanics
represent 88.8% and 87.4% respectively of this new revenue.
The company believes it is
currently in a position to beat its competition to at least
0.5% to 3% of the African American market within five years.

To remain competitive, to survive while simultaneously enhancing shareholders' value, the company believes it must operate with minimal overhead, develop one to one customer service relations, continue to expand its revenue base with minimal cost by using the internet to capture much of its market.

To stay one step ahead of its competition the company will develop a subsidiary specializing in teaching local (Cincinnati, and Dayton, Ohio) readers of its former print publication, Barutiwa Newspaper (ISSN 1080-997x), how to use the internet, develop a web page and initiate their very own dot.com, dot.net, dot.cc or dot.org business. The subsidiary will be staffed by one or two technocrats and charge participants/customers on a monthly basis via credit/debit card transaction. The subsidiary will subsequently influence participants to effectively utilize the premium services offered by its parent company, Barutiwa Communication Media Link, Corp. This in turn will create an alternative stable, loyal revenue base for the company.

Item 2.  Management's Discussion and Analysis or Plan of Operation

Projections:  Forward Looking Information

Management has prepared projections regarding the registrant's anticipated financial performance. The Company's projections are hypothetical and based upon the historical financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business of the registrant.
The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by the registrant's independent accountants. These projections are based on several assumptions, set forth therein, which Management believes are reasonable.
Some assumptions upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into Barutiwa Communication Media Link, Corp. market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the registrant's business. While Management believes that the projections accurately reflect possible future results of Barutiwa Communication
Media Link, Corp. operations, those results cannot be guaranteed.

Comparing Results Of Operations For FY 1999 and FY 2000

Statements concerning actual results of operations should be read in conjuction with the registrant's unaudited financial statements provided in Part F/S of registration statement.

Revenue for fiscal year 2000 was 1,795.2% higher than fiscal year
1999. The increase in revenue for fiscal year 2000 is attributed to reselling internet access, web hosting and refurbished computer sales. During fiscal year 1999 the registrant only source of revenue were subscription sales to Barutiwa Newspaper (ISSN 1080-997X).
Net Loss for fiscal year 2000 increased by 429.2% compared to fiscal year 1999. The significant increase in net loss is attributable to the cost associated with introducing diverse products/services to the market, increased administrative/operating expenditures and problems collecting on invoices. The success of the company's business plan is dependent upon the registrant's ability to market its products and services to a large number of consumers or small number of businesses. Currently the registrant is using its web site and word of mouth to resell internet access, web site hosting and refurbished computer systems.

Seeking New Sources of Revenue

Management is of the opinion that the company's press release distribution service should be improved and emerge as one of the major sources of revenue for the company. 1) Cost effective.
It doesn't cost the company very much to electronically distribute clients' news releases to BNS readers. 2) Clients' Interest.
Many of the registrant's clients are expressing interest in using the service because it has proven to augment visitorship to clients' respective web sites. Management believe the overall improvement of technology used to promote clients' news releases will significantly help BNS grow into a better online news service; and thus increase the registrant's revenue base.

Furthermore management is of the opinion that the registrant must aggressively pursue the advertisement dollar. As Barutiwa.Com visitorship escalates and more people are using the message boards, web based email and chat rooms various companies, entities and individuals will be interested in marketing to the company's audience. To achieve this management will approach interested entities and advertising agencies to assist the registrant in obtaining the advertising dollar.

Recently the registrant changed its policy on the method of payment concerning the sale of refurbished computers. Originally the company sold refurbished computers to individuals on credit. Buyers were required to pay 1/2 of $499 up front and the remaining amount in monthly or bi-weekly payments. Unfortunately, most of the buyers of our refurbished computer systems are in default of paying their remaining balance. In addition the registrant's Internet Access clients are in default of paying their invoices. In consequence, the registrant is now requiring prospective clients to pay up front and has ceased offering short-term credit due to the negative cash flow the company is experiencing. The requirement for customers and clients to pay up front will negatively impact future sales and revenue growth.

If the registrant is unsuccessful in building sales and revenue, reverse negative cash flow, minimize expenditures and acquire significant financing the company may not continue as a going concern. In order for the company to maintain some form of operation management may be forced out of necessity to revise business plan, shift company focus and provide services to the registrant pro bono.

In order to meet current financial obligations and enhance shareholders' value the registrant is currently speculating in the stock market. Although stock market speculation could in time prove lucrative; however, there is no guarantee the registrant will succeed in such risky endeavor. If registrant experience some success with stock market speculation the proceeds will be used to finance the company's current or revised business plan.

Item 3.  Description of Property

The registrant leases office space in the College Hill Professional Building located at 1639 W. North Bend Rd., Cincinnati, Ohio 45224.
The leased office space currently meet the needs of the registrant.
The Registrant currently owns no real estate or real estate investments and has no plans to acquire any real estate or investments in real estate.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Registrant's common stock as of June 1, 2001
(i) by each person who is known by the Registrant to own beneficially more than 5% of the Registrant's common stock, (ii) by each of the executive officers named in the tables under "Executive Compensation" in Item 6 of this Form and by each of the Registrant's directors, and
(iii) by all executive officers and directors as a group. Currently, there are 66 stockholders of the Registrant, two (2) of whom are also directors and executive officers. Each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by each stockholder.

Baruti M. Kamau		Common		20,463,860	93.8%
1639 W. North Bend Rd
Cincinnati, Ohio 45224

Latasha N. Bennett		Common		250,000		1.1%
1639 W. North Bend Rd
Cincinnati, Ohio 45224

Executive Officers & Directors 	Common 		20,713,860 	94.9%

Item 5.  Directors and Executive Officers, Promoters and Control Persons

Baruti M. Kamau, Founder, has served as the Chairman, President and
CEO of the company since inception.  His term runs through May 2002.
He is a published writer and poet. His writings have appeared in The Cincinnati Enquirer, The Cincinnati Herald, The Spotlight
(Washington, D.C.), The Miami Times (Miami, Florida),
AfricanHistory.Com (New York City, New York) and many other nationally recognized publications. Mr. Kamau is primarily known for founding and spearheading the controversial Barutiwa Newspaper (1992-1999), a black conscious publication endeavoring to champion the voice of African-American youth and young adults. Mr. Kamau is also a staunch Muslim who has studied and traveled abroad in Nigeria, Great Britain and Canada. His resume demonstrates academic success at the following institutions:
University of Cincinnati,
Institute For Arabic and Islamic Studies Kano, Nigeria (West Africa), Suffolk Community College (East Anglia, United Kingdom), and the American Institute of Banking.

Mr. Kamau has also enjoyed top clerical positions at Fifth Third Bancorp, PNC Bank and the Physiology and Biophysics Department at the University of Cincinnati's
Medical Center.  He currently resides in Cincinnati, Ohio.
His philosophy of life is "If you don't
like the way the moon rise, then get up there and change it."
Mr. Kamau's goal over the next ten years is to become financially independent, build his company into a global conglomerate and to marry.

Latasha N. Bennett has served as Secretary of the company since inception.
Her term runs through May 2002. She has previously held sales clerk positions in various retail outlets and enjoys hair designing. Ms. Bennett is fiance to Baruti M. Kamau, President and CEO of registrant.

Dayyabu Modibbo has served as head of the company's business development unit in Kano, Nigeria since January 26, 2001. Mr. Modibbo is an Associate Banker with Afribank Nigeria Plc, Gezawa Branch in Kano, Nigeria.
Mr. Dayyabu Modibbo and the president & CEO of registrant - Baruti M. Kamau - studied together at the Institute for Arabic and Islamic Studies in Kano, Nigeria during the 1990 and 1991 school sessions.

Item 6.  Executive Compensation

Baruti M. Kamau,
President, Chief Executive Officer and Treasurer $25,000

On May 11, 2000 the registrants Board of Directors agreed to issue 480,607 shares of common stock to Baruti M. Kamau for services rendered as President, Chief Executive Officer and Treasurer.

On May 11, 2000 the registrants Board of Directors adopted a resolution to pay Baruti M. Kamau a salary of $25,000. To this date Baruti M. Kamau has received partial payment on salary. It is highly probable the registrant may not be financially able to meet obligation.
If registrant cannot pay the entire salary, Mr. Kamau will enter an agreement with registrant to work pro bono.

Latasha N. Bennett,
Secretary $3000

On May 11, 2000 the registrants Board of Directors agreed to issue 25,000 shares of common stock to Latasha N. Bennett for services rendered as Secretary.

On May 11, 2000 the registrants Board of Directors adopted a resolution to pay Latasha N. Bennett annual salary of $3000. As of this date Latasha N. Bennett has not been paid $3000 salary.

Dayyabu Modibbo,
Business Development in Nigeria $240

On January 26, 2001 the registrant's Board of Directors adopted a resolution to pay Dayyabu Modibbo annual salary of $240. As of this date Mr. Modibbo has only received $20 from the registrant.

None of the officers of Registrant have entered into employment contracts with Registrant covering employment compensation terms other than current salaries and standard employee benefits.

Item 7.  Certain Relationships and Related Transactions

None

Item 8.  Description of Securities

COMMON STOCK
The authorized capital stock of Registrant consists of 100,000,000 shares of a single class of Common Stock with a par value of $.0015 per share.
As of June 1, 2001, there were 21,812,240 shares of Common Stock outstanding and held of record by 66 stockholders. On January 21, 2001 the registrant filed Articles of Amendment with Wyoming Secretary of State to increase the total amount of authorized shares of common stock to 100,000,000 with a par value of $0.0015/share. On March 1, 2001 the registrant effected a 10 for 1 forward stock split to shareholders of record as of February 1, 2001. Each Common Shareholder is entitled to one vote for each share held on each matter submitted to a vote of the Shareholders. Shares of Common Stock are not redeemable and do not have conversion rights. The Shares currently outstanding are fully paid and non-assessable. In the event of the dissolution, liquidation or winding up of the Company, the assets then legally available for distribution to the holders of the Company's shares of stock will be distributed ratably among such holders in proportion to their shareholdings. Holders of Common Stock are only entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor.
The Company has never paid any such dividends. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including among other things, the capital requirements and the financial condition of the Company.

TRANSFER AGENT AND REGISTRAR
Fifth Third Bancorp (NASDAQ: FITB) is transfer agent and registrar for the company shares of Common Stock.
Fifth Third Bank,
38 Fountain Square Plaza,
MD 10AT60,
Cincinnati, Ohio 45263

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

The registrant's common stock is not listed on any stock exchange nor any national quotation service.

There are 66 holders of the Common Stock of the Registrant.

No dividends have been paid on Registrant's Common Stock and there are no plans for the payment of such dividends in the foreseeable future.

On March 1, 2001 the registrant effected a ten for one forward stock split, increased the number of authorized common stock to 100,000,000 and reduced the par value of common stock to $0.0015/share.

Item 2.  Legal Proceedings

Registrant is not a party to any pending litigation and, to the best of its knowledge, no material legal proceeding is contemplated or threatened.

Item 3.  Changes in and Disagreements with Accountants

None.

Item 4.  Recent Sales of Unregistered Securities

On May 11, 2000 the registrant issued 1,644,393 shares to Baruti M. Kamau in exchange for cash and property valued at $12,332.95. An additional 480,607 shares were issued for services rendered to registrant. On May 11, 2000 the registrant issued 25,000 shares to Latasha N. Bennett for services rendered. These shares were issued according to Section 4(2) of the Securities Act as amended.

Between May 14 and July 9, 2000 the registrant sold 15,180 shares for $3,795 to seven (7) individuals. An additional 5,000 shares were issued to a shareholder, Mr. Donnie Holloway, on July 7 for journalistic services rendered to the company. These shares were sold according to Section 4(2) of the Securities Act as amended.

On July 10, 2000, the Company commenced an offering (the "Offering") of 250,000 shares of common stock at a price of $1.00 per share, pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"). Of the 250,000 shares offered by the Company pursuant to Rule 504, 5,653 shares were sold for $5,653 in cash. An additional 1,250 shares were issued to five (5) existing shareholders for client referral services rendered to the Company.

On January 26, 2001, the registrant issued 386 shares to Baruti M. Kamau, President and Chief Executive Officer of registrant for $386 in cash. The shares were sold according to Section 4(2) of the Securities Act of 1933 as amended.

On March 1, 2001, the Company commenced an offering (the "Offering") of 2,500,000 shares of common stock at a price of $0.10 per share, pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"). Of the 2,500,000 shares offered by the Company pursuant to Rule 504, 27,550 shares were sold for $2,755 in cash.

Item 5. Indemnification of Directors and Officers

Registrant's Articles of Incorporation contain certain provisions that eliminate the personal liability of directors to the fullest extent allowable by the Wyoming Business Act.

PART F/S

BARUTIWA COMMUNICATION MEDIA LINK, CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
(in thousands, except share amounts)

ASSETS					FY 2000			FY 1999
Current Assets
Cash and cash equivalents			$715.03			$500.00
Short-term investments			$605.00			---
Accounts Receivables			$750.00			---
Inventories				$1,859.45			---
Prepaid expenses				---			---
TOTAL CURRENT ASSETS			$3,929.48			$500.00

PROPERTY				$12,736.65		$10,167.95

TOTAL ASSETS				$16,666.13		$10,667.95

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Notes Payable				---			---
Accounts Payable				$698.88			---
TOTAL CURRENT LIABILITIES		$698.88			---

STOCK HOLDERS' EQUITY
Common stock, $0.0075 par value,
20,000,000 authorized,
shares outstanding 2,174,108			$16,305.81		$12,338.02
Accumulated Deficit				($7,169.13)		($1,670.07)
Additional Paid-in-Capital			$6,830.57			 ---
TOTAL STOCKHOLDERS' EQUITY		$15,967.25		$10,667.95
TOTAL LIABILITIES & EQUITY		$16,666.13		$10,667.95


BARUTIWA COMMUNICATION MEDIA LINK, CORP.
CONDENSED CONSOLIDATED PROFIT AND LOSS (INCOME) STATEMENT (Unaudited) (in thousands)

INCOME					FY 2000			FY 1999
Newspaper subscription sales			---			$191.00
Computer Sales				$1,755.04			---
Internet Access Services			$188.84			---
Web Hosting Services			$885.31			---
Speculators Play Newsletter			$207.60			---
Misc. Revenue				$392.23			---
Net Revenue				$3,429.02			$191.00

Cost of goods/services sold			$2,581.28			$140.13
Gross Profit				$847.74			$50.87

EXPENSES
Office Rent				$2,400.00			---
Telephone					$487.85			---
Salaries/Wages				$3,841.43			---
Bank Fees				$60.00			---
Postage					$8.99			$27.56
Copies					$29.04			---
Office Supplies				---			$41.13
Domain Name Registration			---			$70.00
Setup fees barutiwa.com			---			$132.45
Setup fees mail.barutiwa.com			---			$501.40
Hosting Barutiwa.Com			$623.69			$598.40
Hosting mail.barutiwa.com			$500.00			$350.00

TOTAL EXPENSES				$8,016.87			$1,720.94
NET PROFIT/(LOSS)			($7,169.13)		($1,670.07)


BARUTIWA COMMUNICATION MEDIA LINK, CORP.
CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Unaudited)
(in thousands)

					FY 2000			FY 1999
Earnings					($7,169.13)		($1,670.07)
Depreciation				---			---
Net Cash From Operations			($7,169.13)		($1,670.07)

Notes Payable				($1,241.48)		---
Credit Cards				($400.00)			---
Proceeds from issuing new stock		$6,830.57			---
Net Cash From Financing			$5,189.09			---

Additions to property and equipment		$2,568.70			---
Net Cash used For Investing			$2,568.70			---

Change in cash during year			$215.03			$500.00
Cash beginning of year			$500.00			$0
Cash end of year				$715.03			$500.00


NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Accounting Policies and Procedures

The Company has not determined its accounting policies and procedures, except as follows:

1.  The Company uses the accrual method of accounting.

2. Earnings or loss per share is calculated using the weighted averaged number of common shares outstanding.

3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 2 - Going Concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no significant source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

NOTE 3 - Ten For One Stock Split

On March 1, 2001 the company effected a ten for one forward stock split. The amount of issued and outstanding shares increased ten times and the par value was reduced to $0.0015. Financial statements for FY 1999 and FY 2000 have not been adjusted to reflect ten for one forward stock split.

PART III

Item 1.  Index to Exhibits

3.1  Articles of Incorporation of Registrant
3.2  Amendment to Articles of Incorporation of Registrant
3.3  Bylaws of Registrant